CHINA INSONLINE CORP.
Room 42, 4F, New Henry House
10 Ice House Street
Central, Hong Kong

August 7, 2008

Mr. Gary Todd
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549-7010

Re:	China INSOnline Corp. (the “Company” or the “Registrant”) Form 10-QSB for the fiscal quarter ended March 31, 2008 Filed May 15, 2008 Form 8-K dated December 18, 2007 File No. 000-20532

Dear Mr. Todd:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated July 11, 2008 regarding the Company’s Quarterly Report on Form 10-QSB filed on May 15, 2008 and Current Report on Form 8-K dated December 18, 2007 (the “Super 8-K”). We are providing the following letter containing our responses.

Form 8-K

Item 9.01, page 46

COMMENT 1:
We see that you provided audited annual financial statements for Beijing ZYTX, an entity that you consolidated based on the guidance of FIN 46(R). Tell us why you did not provide audited annual consolidated financial statements for Rise and Grow Limited, the entity that appears to be the ultimate accounting acquirer. If you believe that consolidated financial statements for Rise and Grow Limited are not necessary please explain in detail.

RESPONSE:
Rise and Grow Limited (“R&G”) formed a wholly-owned subsidiary, Zhi Bao Da Tong (Beijing) Technology Co., Ltd. (“ZBDT”) on September 6, 2007 by which it established its controlling interest in Beijing ZYTX Technology Co., Ltd. (“ZYTX” or “Zhiyuan”) through an Exclusive Technical Consulting and Service Agreement (the “Consulting Agreement”) and related transaction documents dated September 28, 2007 (collectively, the “Transaction Documents”). Prior to September 28, 2007, neither R&G nor ZYTX had any significant operations. Therefore, since ZYTX represents the significant operations in the reverse merger with Dexterity Surgical, Inc. and since the Transaction Documents with R&G and ZBDT were subsequent to the June 30, 2007 audited reporting period, the accounts of R&G were not included in the June 30, 2007 audited financial statements.

Mr. Todd
August 7, 2008

COMMENT2:
We see from disclosures in Forms 10-QSB as of December 31, 2007 and March 31, 2008 that you consolidate Beijing ZYTX because you determined that (1) Beijing ZYTX is a variable interest entity and (2) your wholly-owned subsidiary, Zhi Bao Da Tong (ZBDT), is the primary beneficiary of the arrangement. In a written response, please tell us:

●	Why you believe Beijing ZYTX is a variable interest entity as that notion is defined in paragraph 5 of FIN 46(R).

●	Assuming you can demonstrate that Beijing ZYTX is a variable interest entity, why you believe ZBDT is the primary beneficiary of the arrangement as provided in FIN 46(R).

Your response should provide an analysis that fully describes how you interpreted the detailed guidance from FIN 46(R) and how you applied that guidance in your specific circumstances. We may have further comment.

RESPONSE:
ZBDT is a wholly-owned subsidiary of R&G, and R&G is a wholly-owned subsidiary of the Company. Therefore, the management of the Company has effective control and significant influence over ZBDT. For a summary of group structure, please refer to the chart below:

Mr. Todd
August 7, 2008

According to the Consulting Agreement, ZBDT has the exclusive right to provide technical consulting and other services to ZYTX, effectively restricting and controlling the operations of ZYTX. Pursuant to Clause 1.3 of the Consulting Agreement, ZBDT, “shall be the sole and exclusive owner of all right, title and interests to any and all intellectual property rights arising from the performance of this Agreement (including but not limited to, copyrights, patent, know-how, commercial secrets and others), no matter whether it is developed by ZBDT or by ZYTX based on ZBDT’s intellectual property rights.” Thus, ZBDT could substantially, solely and exclusively possess all intellectual property of ZYTX which comprise the core value and assets of ZYTX (ultimately, solely and exclusively possessed by the Company).

According to the Exclusive Equity Interests Purchase Agreements (the “Equity Purchase Agreements”) by and between the owners of ZYTX, on the one hand, and ZBDT, on the other hand, ZBDT has the exclusive and irrevocable right to acquire 100% of the equity interests of ZYTX. Furthermore, the Equity Purchase Agreements also state that ZBDT has the right to control the operating activities and the shareholding structure of ZYTX.

Mr. Todd
August 7, 2008

We determined that ZYTX satisfies the characteristics defined in paragraph 5 of FIN 46(R), because (a) through the Consulting Agreement, ZBDT has the right to receive the expected residual returns of ZYTX and (b) the officers of the Company, namely the CEO and the Chairman of the Board, have the ability to make decisions with respect to ZYTX’s activities because they are both stockholders and directors of ZYTX.

We also determined that ZBDT is the primary beneficiary, as defined in paragraph 6 of FIN 46(R) because (i) ZBDT is able to receive the majority of ZYTX’s expected residual return through the Consulting Agreement and (ii) in the event ZYTX fails to pay any required amounts, ZBDT could exercise its right to acquire certain pledged shares in ZYTX pursuant to a pledge agreement executed by and between ZYTX’s stockholders and ZBDT which guarantee all required payments.

From the above analysis, we conclude that ZBDT has equity investment risk and decision making authority and that it controls the financial interests of ZYTX. Therefore, ZYTX is a variable interest entity of ZBDT.

COMMENT3:
We see that the financial statements for Beijing ZYTX were audited by K.P. Cheng & Co. We also see that you subsequently engaged a new auditor as reported on a Form 8-K filed on February 1, 2008. Please tell us where you reported the termination of K.P. Cheng & Co. Refer to Item 304 of Regulation S-B.

RESPONSE:
Weinberg & Co. was engaged by the Registrant contemporaneously with the amicable resignation of the Registrant’s former auditors, Akin, Doherty, Klein & Feuge, P.C. (“Akin”). K.P. Cheng & Co. (“KPC”) was previously engaged by ZYTX to audit ZYTX’s financial statements. These audited financial statements were filed in the Registrant’s Super 8-K. The Registrant’s financial statements were never audited by KPC and the Registrant never engaged KPC to serve the Registrant. Acknowledging that the financial statements of ZYTX will now be consolidated and audited by Weinberg at the Registrant level, ZYTX and KPC have nevertheless decided to preserve their professional relationship whereby KPC will continue to act as the correspondent audit firm in China for Weinberg for the audit of ZYTX. This explains why there was never a termination of KPC by the Registrant.

Mr. Todd
August 7, 2008

Form 10-QSB

COMMENT 4:
Please tell us why your filing does not present unaudited condensed consolidated statements of income for the quarter and year-to-date period of the prior fiscal year and a condensed consolidated statement cash flows of the year to date period of the prior fiscal year. In that regard, we see that the financial statements included in the Form 8-K failed to report that the reverse merger had an inception date of October 8, 2006 and Rise and Grow, the accounting acquirer, appears to have had an inception date of February 10, 2006. Refer to Item 310 of Regulation S-B and explain how your filing is compliant with the requirement. This comment also applies to the Form 10-QSB as of December 31, 2007.

RESPONSE:
Prior to R&G’s formation of ZBDT on September 6, 2007 whereby R&G established its controlling interest in ZYTX through the Consulting Agreement and related Transaction Documents, R&G had no significant operations. In other words, the consolidated financial statements of R&G could only reflect business activity occurring on or after September 28, 2007. ZYTX is the core of the operations for the reverse merger. Therefore, it is not feasible to have meaningful comparative figures for the periods ended December 31, 2006 and March 31, 2007.

Condensed Consolidated Statements of Cash Flows, page F-4

COMMENT 5:
Please tell us about the nature of the amount titled “Acquisition of software.” In that regard (1) describe the nature of the software, (2) tell us whether the amount relates to purchased or internally developed software and, (3) tell us whether the software is for internal use or for sale/lease/license to customers. Identify the literature relied upon in determining the accounting and in measuring the amount capitalized. Also, explain how you applied the literature you cite. Please expand to make clarifying disclosure in future filings.

RESPONSE:	In response to the Commission’s comment, we illustrate our understanding as below:

1.
The Company acquired two (2) types of application software, an insurance policy management system and a website streaming system. Both are used for internal operations to enhance the Company’s online insurance agency business.

Mr. Todd
August 7, 2008

2.
The entire amount capitalized was related to the purchase price of the software, which was purchased from an independent third-party. None of the software was internally developed nor was there any internal cost that was capitalized for the software.

3.
The software purchased is strictly for internal use to improve our business. The Company capitalized the software based on The Statement of Position 98-1 (“SOP 98-1”), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Based on Paragraph 12 of SOP 98-1, the Company determined that the software acquired satisfies the requirement of internal-use computer software because:

I.	The application software was acquired by the Company solely to meet its internal needs (its online insurance agency business); and

II.	The Company has no substantive plan to market the acquired software externally.

Since the Company’s acquired software meets both of the characteristics in Paragraph 12 of SOP 98-1, the Company capitalized all the external direct cost of services (purchasing price of the software) in obtaining the computer software (which is in accordance with the Paragraph 31 of SOP 98-1) and is amortizing (straight-line) the software over the estimated useful life (in accordance with the paragraph 36 of SOP 98-1).

We will expand our disclosure to clarify the details of the acquisition of software, including the nature, usage of software and accounting literature in our future filings.

COMMENT 6:
We see that the amount attributed to the effect of exchange rate changes on cash approximates the amount of the foreign currency translation adjustment for the nine month period ended March 31, 2008. Please tell us how your measurement of the effect of exchange rate changes on cash considers the guidance from paragraph 25 of SFAS 95 and the related computational guidance from Example 2 of Appendix C of SFAS 95.

Mr. Todd
August 7, 2008

RESPONSE:
In response to the Commission’s comment, we have shown how our measurement of the effect of exchange rate changes on cash considers the guidance from Paragraph 25 of SFAS 95 and the related computational guidance from Example 2 of Appendix C of SFAS 95 in Appendix 1 attached hereto.

Note 1. Organization and Principal of Activities, page F-5

COMMENT 7:
You disclose that ZBDT has a controlling financial interest in Beijing ZYTX through an Exclusive Technical Consulting and Service Agreement and related transaction documents. In a detailed response, please tell us how these agreements give you a controlling financial interest in Beijing ZYTX. Also address any contingencies and circumstances that could lead to loss of control or termination of the agreements. In future filings please present disclosure about the significant provisions of the agreements leading you to conclude that you have a controlling financial interest in Beijing ZYTX. The guidance set forth in EITF 97-2 may be helpful in that regard.

RESPONSE:
According to the Consulting Agreement, ZBDT has the exclusive right to provide technical consulting and other services to ZYTX, effectively restricting and controlling the operations of ZYTX. Pursuant to Clause 1.3 of the Consulting Agreement, ZBDT, “shall be the sole and exclusive owner of all right, title and interests to any and all intellectual property rights arising from the performance of this Agreement (including but not limited to, copyrights, patent, know-how, commercial secrets and others), no matter whether it is developed by ZBDT or by ZYTX based on ZBDT’s intellectual property rights.” Thus, ZBDT could substantially, solely and exclusively possess all intellectual property of ZYTX which comprise the core value and assets of ZYTX (ultimately, solely and exclusively possessed by the Company).

According to the Equity Purchase Agreements by and between the owners of ZYTX, on the one hand, and ZBDT, on the other hand, ZBDT has the exclusive and irrevocable right to acquire 100% of the equity interests of ZYTX. Furthermore, the Equity Purchase Agreements also state that ZBDT has the right to control the operating activities and the shareholding structure of ZYTX.

Mr. Todd
August 7, 2008

In light of the above, we believe that ZBDT has a controlling interest in ZYTX because:

1.
ZBDT has the ability to absorb all of the expected residual return from ZYTX, which makes ZBDT the primary beneficiary of ZYTX. In the event ZYTX fails to pay any required amounts, ZBDT could exercise its right to acquire certain pledged shares in ZYTX pursuant to a pledge agreement executed by and between ZYTX’s stockholders and ZBDT which guarantee all required payments;

2.	ZBDT has the exclusive right to purchase all of the outstanding interests in ZYTX, which would make ZYTX a wholly-owned subsidiary of ZBDT when it’s allowable under the PRC regulation;

3.
The Company’s CEO and the Chairman of the Board own all of the interests in ZYTX and also serve as ZYTX’s directors. Furthermore, such individuals oversee and run the business in ZYTX. As a result, the Company, through ZBDT, could exercise absolute influence over ZYTX.

From the above analysis, we conclude that ZBDT has equity investment risk and decision making authority and that it controls the financial interests of ZYTX. Therefore, ZYTX is a variable interest entity of ZBDT.

With respect to loss of control or termination of the agreements, each of the Transaction Documents shall terminate after 10 years, which termination will lead to a loss of control.

In response to the Commission’s comment, the Company will present disclosure about the significant provisions of the agreements leading us to conclude that we have a controlling financial interest in Beijing ZYTX in all future filings.

COMMENT 8:	Please expand future filings to provide each of the disclosures required by paragraph 23 of FIN 46(R).

RESPONSE:
In response to the Commission’s comment, in future filings, the Company will present disclosures required by the Paragraph 23 of FIN 46(R) including (a) the nature, purpose, size and activities of ZYTX, (b) the carrying amount and classification of consolidated assets that are collateral for ZYTX’s obligations and (c) the lack of recourse if creditors of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary.

Mr. Todd
August 7, 2008

Note 3. Summary of Significant Accounting Policies (g) Revenue Recognition, page F-8

COMMENT 9:	We note that you have disclosed the use of EITF 00-21 in your accounting for advertising revenues. Please tell us and disclose in future filings:

●	The separate deliverables identified for which revenue recognition is accelerated and/or deferred.

●	How VSOE is determined for each of the separate deliverables.

●	Why each deliverable is not an integral part of the service delivered necessitating deferral of the multiple deliverables.

Please explain how you applied the specific guidance from EITF 00-21 in reaching your conclusions.

RESPONSE:	In response to the Commission’s comment, we illustrate our understanding as below:

1.
Based on the guidance from EITF 00-21, we currently recognize the following three (3) separate deliverables from our advertising contracts: (a) website development fees; (b) website management fees; and (c) website membership fees. We have determined that these three (3) separate deliverables meet the criteria in accordance with Paragraph 9 of EITF 00-21 because:

I.
All three separate deliverables have value to our customers on a standalone basis. A typical advertising contract usually offers the following three services to our customer where (a) we build the web site for the customer; (b) we maintain the web site for the customer; and (c) we charge the customer for posting and adding their information on our website (www.soobao.cn) and database. These services could be sold to customers on a standalone basis from time to time. This meets the first condition of separation.

II.	The fair values of the abovementioned services are based on the same services that we provide to customers on a standalone basis from time to time. This also meets the second condition of separation.

III.	With respect to all the abovementioned services that we offer to our customers, there is no right of return related to the services rendered. Thus, it meets the final condition of separation.

Mr. Todd
August 7, 2008

2.	The vendor-specific objective evidence (“VOSE”) of fair value is based solely on the price charged when our service is sold separately or on a standalone basis.

3.
Each deliverable is not an integral part of the services because the services offered have separate completion terms and could be separated by different services performed. As a result, we did not consider our abovementioned services as one integral service for our customers.

COMMENT 10:	We refer to your general disclosure about EITF 01-09. In future filings please describe the nature of an accounting for actual vendor programs in place.

RESPONSE:	The Company will describe the nature of an accounting for actual vendor programs in place in future filings in response to the Commission’s comment above.

COMMENT 11:
Please tell us whether insurance commissions are non-refundable. If there are refund provisions, for instance upon early cancellation of an insurance contract, please tell us and in future filings disclose how you estimate and record potential refunds. Refer to SAB Topic 13A-4 for further guidance on refundable fees for services

RESPONSE:	Based on our current arrangement, insurance commissions are non-refundable once our service is performed. We will disclose this in our future filings.

However, should there be any new terms or modifications to our current arrangement, we will fully disclose them in our future filings.

Note 5. Income Taxes, page F-10

COMMENT 12:
You disclose that ZYTX is exempt from income taxes through December 31, 2008. However, you have recorded approximately $1.4 million for the provision for income taxes through March 31, 2008 and have accrued a current income tax liability of approximately $2 million as of that date. For clarity in explaining the provision for income taxes, please tell us about and revise future filings to describe the income tax status of the other entities included in your financial statements.

Mr. Todd
August 7, 2008

RESPONSE:
The tax provision originates from ZBDT which has the Consulting Agreement and related Transaction Documents in place with ZYTX to control ZYTX. According to this structure, ZYTX should submit all net income to ZBDT, which is taxable income to ZBDT. According to the relevant tax law, ZBDT is subject to a 25% income tax rate. Hence, the tax provision relates to ZBDT.

In our future filings, we will disclose more information about the income tax effects of the individual subsidiaries.

COMMENT 13:
As a related matter, the notes to your financial statements should include all relevant qualitative and quantitative disclosures from paragraphs 43 through 48 of SFAS 109. Since you are a Delaware company, those disclosures should appropriately consider income tax disclosure relevant to the consolidated financial statements in addition to any disclosure required to explain the income tax status of the businesses in China and Hong Kong. Please show us how you intend to implement this comment. To the extent you believe individual disclosures under the cited paragraphs of SFAS 109 are not applicable, please explain.

RESPONSE:
In response to the Commission’s comment above, in our future filings, the Company will provide more detailed disclosures regarding the income tax effects of each entity of the Company. This will include the information of the income tax legislation of each region.

COMMENT 14:
Based on your reported pre-tax accounting income for the year to date period ended March 31, 2008 please provide us (1) a table showing the amount of the provision for income taxes attributed to each entity in your consolidated financial statements and (2) a table that reconciles expected income taxes based on the U.S. statutory rate to the reported income tax expense. The second table should conform to the guidance from paragraph 47 of SFAS 109 and should clearly identify, quantify and describe each significant reconciling item, such as the impact of jurisdictional rate differences, income holidays and other individually significant permanent differences.

RESPONSE:	In response to the Commission’s comment above, the relevant table and reconciliation are listed below.

Provision for income taxes attributed to each entity in our consolidated financial statements as at March 31, 2008 is shown in Appendix 2 attached hereto.

Mr. Todd
August 7, 2008

Reconciliation of expected income taxes based on the U.S. statutory rate to the reported income tax expense is shown in Appendix 3 attached hereto.

COMMENT 15:	Accrued income taxes aggregate nearly $2 million as of March 31, 2008. Please tell us and in future filings disclose the due date(s) for the substantial income tax accrual.

RESPONSE:
Accrued income taxes were computed based on our estimated income tax for ZBDT, which is due in March 2009. In response to the Commission’s comment, we will disclose in future filings the due date(s) for the income taxes.

COMMENT 16:	In future filings please disclose the aggregate dollar and per share impact of the tax holidays in China. Refer to SAB Topic 11-C.

RESPONSE:	In response to the Commission’s comment above, we will disclose in future filings the aggregate dollar and per share impact of the tax holidays in China.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page I-2, Organizational Structure of Rise & Grow, ZBDT and Zhiyuan, page I-2

COMMENT 17:
You disclose that Zhiyuan shall provide on-going technical services and other services to Zhiyuan in exchange for substantially all the net income of Zhiyuan. Please tell us whether one of these references to Zhiyuan should refer to one of the other entities in the financial statements.

RESPONSE:
The Company acknowledges that this was a typo in the Super 8-K. The correct disclosure should read that ZBDT shall provide on-going technical services and other services to Zhiyuan in exchange for substantially all the net income of Zhiyuan.

Results of Operations, page I-7

COMMENT 18:
We see that ZYTX was formed on October 8, 2006 and that Rise and Glow, the accounting acquirer, was formed on February 10, 2006. You have reported the transaction with Dexterity Surgical as recapitalization of Rise and Grow and have assumed the Registrant’s reporting obligation. It appears that both entities had operations in the prior comparative periods. Accordingly, please tell us why it is not feasible to provide comparative discussions for the prior year periods. Tell us how your presentation conforms to the guidance from Item 303(b) of Regulation S-B.

Mr. Todd
August 7, 2008

RESPONSE:
As a wholly-owned subsidiary of R&G, ZBDT was formed and commenced business on September 6, 2007. On September 28, 2007, ZBDT entered into the Consulting Agreement and related Transaction Documents with ZYTX to control ZYTX. Prior to the formation of ZBDT on September 6, 2007, R&G had no operations and prior to September 28, 2007, neither R&G nor ZYTX had any significant operations.

COMMENT 19:
Your discussion of results of operations cites certain balances derived from the financial statements, but does not present analysis and discussion of operating results. Please expand future filings to provide a complete discussion and analysis of the results of operations for the periods presented. In that regard, you should quantify and describe reasons for changes in each significant financial statement captions and provide appropriate disclosure about known trends and uncertainties. For guidance on MD&A refer to Item 303 of Regulation S-B and Release No. 33-8350; Interpretation - Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE:
In response to the Commission’s comment above, we will expand future filings to provide a complete discussion and analysis of the results of operations for the periods presented. Furthermore, we will quantify and describe reasons for changes in each significant financial statement captions and provide appropriate disclosure about known trends and uncertainties.

Controls and Procedures, page I-20

COMMENT 20:
We note your statement that your chief executive officer and your chief financial officer “concluded that our disclosure controls and procedures are effectively designed to ensure that information required to be disclosed or filed by us is recorded, processed or summarized, within the time periods specified in the rules and regulations of the Securities and Exchange Commission.” It is not clear whether your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. In future filings please revise your officers’ conclusions to clearly state whether disclosure controls and procedures are or are not effective.

RESPONSE:	We will revise our officers’ conclusions in future filings to clearly state whether disclosure controls and procedures are or are not effective in response to the Commission’s comment.

Mr. Todd
August 7, 2008

COMMENT 21:
You disclose that disclosure controls and procedures are “designed to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms” and that they are “effectively designed to ensure that information required to be disclosed or filed by us is recorded, processed or summarized, within the time periods specified in the rules and regulations of the Securities and Exchange Commission.” If you continue to provide a definition of disclosure controls and procedures, please revise future filings to present the entire two sentence definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).

RESPONSE:
In response to the Commission’s comment, we will make sure to present the entire two sentence definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e) if we continue to provide a definition of disclosure controls and procedures in future filings.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (305) 539-3352.

Thank you very much for your consideration of this response.

Sincerely,

/s/ Mingfei Yang

Mingfei Yang
Chief Financial Officer

Appendix 1

Computation of the Effect of Exchange Rate Changes on Cash

	CHIO		R&G		ZBDT		ZYTX		Consolidated
	USD	USD	HKD	USD	RMB	USD	RMB	USD	USD	USD
Effect on beginning cash balance
Beginning cash balance in local currency			1.00		-		362,937.14
Net change in exchange rate during the period			0.00		0.01		0.01
Effect on beginning cash balance		-		0.00		-		4,116.51		4,116.51

Effect from operating activities during the period
Cash provided by operating activities in local currency					(854,441.11)		41,854,365.78
Period end exchange rate	1.00		0.13		0.14		0.14
Operating cash flows based on period end exchange rate	-		-		(121,888.89)		5,970,665.59		5,848,776.70
Operating cash flows reported in the statement of cash flows			(35.00)		31,791.00		5,262,023.07		5,293,779.07
Effect from operating activities during the period		-		35.00		(153,679.89)		708,642.52		554,997.63

Effect from investing activities during the period
Cash used in investing activities in local currency			-		(706,542.00)		(20,427,258.00)
Period end exchange rate	1.00		0.13		0.14		0.14
Investing cash flows based on period end exchange rate	-		-		(100,790.58)		(2,914,016.83)		(3,014,807.42)
Investing cash flows reported in the statement of cash flows					(100,791.00)		(2,917,387.42)		(3,018,178.42)
Effect from investing activities during the period		-		-		0.42		3,370.59		3,371.00

Effect from financing activities during the period
Cash provided by (used in) financing activities in local currency	-		-		1,700,000.00		(1,700,000.00)
Period end exchange rate	1.00		0.13		0.14		0.14
Financing cash flows based on period end exchange rate	-		-		242,510.70		(242,510.70)		-
Financing cash flows reported in the statement of cash flows					242,511.00		(242,511.00)		-
Effect from financing activities during the period		-		-		(0.30)		0.30		-

Effect of exchange rate changes on cash		-		35.00		(153,679.77)		716,129.91		562,485.14

Appendix 1

Computation of the effect of exchange rate changes on cash (Continued)

Note:

Exchange rates of the local currency to US dollar

	31-Mar-08	30-Jun-07	31-Mar-08	30-Jun-07	Difference
Period end RMB: US$ exchange rate	7.0100	7.6155	0.1427	0.1313	0.0113
Period average RMB: US$ exchange rate	7.4919	7.7446	0.1335	0.1291
Period end HKD: US$ exchange rate	7.8114	7.8190	0.1280	0.1279	0.0001
Period average HKD: US$ exchange rate	7.8297	7.7960	0.1277	0.1283

Appendix 2

Provision for income taxes attributed to each entity in our consolidated financial statements as at March 31, 2008

	CHIO	R&G	ZBDT	ZYTX	Adjustment	Consolidated
Income (loss) from operations before taxes	$(40,000)	$(1,725)	$7,449,997	$7,577,098	$(7,925,623)	$7,059,747
Statutory income tax rate	N/A	N/A	25%	Exempted
Computed “expected” expense in local statutory rate	-	-	1,862,499	-		1,862,499
Over provision of income tax in previous period	-	-	-	(326,228)		(326,228)
Tax effect on temporary differences	-	-	(99,070)	-		(99,070)
Other	-	-	(3,544)	(22,298)		(25,842)
Income tax expense	$-	$-	$1,759,885	$(348,526)		$1,411,359

Notes:
1.	As CHIO and R&G have no operating income for the period, no income tax is expected

2.
On April 2, 2008, ZYTX was granted for 100% income tax exemption for the period from January 1, 2007 to December 31, 2008. Therefore, the expected income tax expenses provided in prior period has been revised.

Appendix 3

Reconciliation of expected income taxes based on the U.S. statutory rate to the reported income tax expense

	CHIO	R&G	ZBDT	ZYTX	Consolidated
Computed “expected” expense in US statutory rate	$0	$0	$0	$0	$0
Computed “expected” expense in local statutory rate	0	0	1,862,499	(326,228)	1,536,271
Increase in deferred tax	0	0	(102,914)	(22,298)	(124,912)
Income tax expense	$0	$0	$1,759,885	$(348,526)	$1,411,359

Notes:
1.	As the Company has no operation in the U.S. and no subsidiaries distribute dividends during the period, there is no income tax expense in the U.S.

2.
On April 2, 2008, ZYTX was granted for 100% income tax exemption for the period from January 1, 2007 to December 31, 2008. Therefore, the expected income tax expenses provided in prior period has been revised.